October 2010 Pricing Sheet dated October 6, 2010 relating to Preliminary Pricing Supplement No. 548 dated October 6, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International and U.S. Equities

Capped Equity-Linked Notes due October 9, 2015
Based on the Performance of a Basket Composed of the S&P 500® Index, the Russell 2000® Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund
PRICING TERMS – OCTOBER 6, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$3,000,000
Pricing date:	October 6, 2010
Original issue date:	October 12, 2010 (3 business days after the pricing date)
Maturity date:	October 9, 2015
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial basket component value
	S&P 500® Index (the “SPX Index”)	SPX	25%	1,159.97
	Russell 2000® Index (the “RTY Index”)	RTY	25%	685.33
	Dow Jones EURO STOXX 50® Index (the “SX5E Index”)	SX5E	25%	2,780
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	25%	$46.06

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the initial basket component value has been, and the final basket component value will be, determined as set forth under “Description of Notes—Share Closing Price” and “—Index Closing Value” in the accompanying preliminary pricing supplement.

Payment at maturity:
The payment at maturity per $1,000 stated principal amount will equal:
$1,000 + supplemental redemption amount, if any; subject to the maximum payment at maturity
In no event will the payment due at maturity be less than $1,000 or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $1,000 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	$1,410 (141% of the stated principal amount)
Basket performance:
The sum of the weighted performance values for each of the basket components.  The performance value for each basket component will be the final share price or final index value, as applicable, for such basket component less its initial share price or initial index value, as applicable, divided by such initial share price or initial index value, as applicable.

Initial index value:	With respect to the SPX Index, the RTY Index and the SX5E Index, the index closing value on the pricing date. See “Basket—Initial basket component value” above.
Final index value:	With respect to the SPX Index, the RTY Index and the SX5E Index, the index closing value on the determination date
Initial share price:	With respect to the EEM Shares, the share closing price of one EEM Share on the pricing date. See “Basket—Initial basket component value” above.
Final share price:	With respect to the EEM Shares, the share closing price of one EEM Share times the applicable adjustment factor, each as of the determination date.
Adjustment factor:	For the EEM Shares, 1.0, subject to adjustment for certain corporate events affecting the EEM Shares.
Determination date:	October 6, 2015, subject to adjustment for non-trading days or non-index business days, as applicable, and certain market disruption events.
CUSIP:	617482NW0
ISIN:	US617482NW05
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$5	$995
Total	$3,000,000	$15,000	$2,985,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $5 for each note they sell.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley. “Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 548 dated October 6, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.